[Letterhead of Bluerock Homes Trust, Inc.]

September 21, 2022

VIA EDGAR

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:           Bluerock Homes Trust, Inc.

Registration Statement on Form 10-12B

File No. 001-41322

Dear Mr. Gabor:

Reference is made to the Registration Statement on Form 10 (File No. 001-41322) (as amended to date, the Registration Statement), filed by Bluerock Homes Trust, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 8:00 a.m., Eastern time, on September 26, 2022, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld or Elizabeth A. Ingriselli of Wachtell, Lipton, Rosen & Katz, at (212) 403-1005 or (212) 403-1130, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld or Ms. Ingriselli and that such effectiveness also be confirmed in writing.

Mr. Jeffrey Gabor

September 21, 2022

Sincerely,

Bluerock Homes Trust, Inc.

/s/ Jason Emala
Name:	Jason Emala
Title:	Chief Legal Officer and Secretary

cc:            Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

Elizabeth A. Ingriselli

Wachtell, Lipton, Rosen & Katz